UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 001-11539

Qwest Capital Funding, Inc.

(Exact name of registrant as specified in its charter)

100 CenturyLink Drive

Monroe, Louisiana 71203

(318) 388-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.5% Notes due 2018

7.625% Notes due 2021

6.875% Notes due 2028

7.75% Notes due 2031

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

6.5% Notes due 2018: 50

7.625% Notes due 2021: 38

6.875% Notes due 2028: 51

7.75% Notes due 2031: 45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Qwest Capital Funding, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Qwest Capital Funding, Inc.

By:	/s/ Stacey W. Goff
Stacey W. Goff
Executive Vice President and
General Counsel

Date: January 21, 2014